UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934

CORUS GROUP PLC

(Name of Subject Company (issuer))

Companhia Siderúrgica Nacional

(Names of Filing Person (offeror))

Ordinary shares, par value 50p each

American Depositary Shares (each representing two ordinary shares)

(Titles of Class of Securities)

Ordinary Shares, ISIN GB00B127GF29

American Depositary Shares, CUSIP 22087M101, ISIN US22087M1018

(CUSIP and ISIN Numbers of Class of Securities)

Otávio de Garcia Lazcano
Av. Brigadeiro Faria Lima 3400, 20° andar
São Paulo, SP Brazil
04538-132
Tel: (55 11) 3049 7100

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Form or Registration No.: Not Applicable
Filing Party: Not Applicable.	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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Item 12.	Exhibits.

Exhibit	Description
(a)(5)(A)	Press release issued by Companhia Siderúrgica Nacional, dated November 17, 2006.

(a)(5)(B)	Rule 8.3 disclosure form.

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Item 14.	Exhibit Index.

Exhibit	Description
(a)(5)(A)	Press release issued by Companhia Siderúrgica Nacional, dated November 17, 2006.

(a)(5)(B)	Rule 8.3 disclosure form.

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